May 24, 2017

World Fuel Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
File No. 001-09533

Dear Mr. Skinner:

Reference is made to the comment letter (the “Comment Letter”) dated May 12, 2017 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the fiscal year ended December 31, 2016, filed by World Fuel Services Corporation (the “Company”) with the Commission via EDGAR on February 21, 2017.

The Company is diligently working to prepare an appropriate response to each of your comments, but in order to allow sufficient time for adequate internal and external review, the Company believes that it will require additional time beyond the ten business days referred to in the Comment Letter. Accordingly, the Company respectfully requests an extension of the time to respond to the Comment Letter until June 9, 2017.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions at (305) 428-8233.

Sincerely,
/s/ R. Alexander Lake
R. Alexander Lake Executive Vice President, Chief Legal Officer and Corporate Secretary

Mr. Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
VIA EDGAR